UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 11, 2024

PLUM ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40218	98-1577353
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2021 Fillmore St. #2089

San Francisco, CA 94115

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (415) 683-6773

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-fifth of one redeemable warrant	PLMIU	The Nasdaq Stock Market LLC

Class A Ordinary Shares included as part of the Units	PLMI	The Nasdaq Stock Market LLC

Warrants included as part of the Units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PLMIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Amendment to Business Combination Agreement

As previously disclosed, on November 27, 2023, Plum Acquisition Corp. I, a Cayman Islands exempted company limited by shares (the “Company”), Plum SPAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Plum (“Merger Sub”), and Veea Inc., a Delaware corporation (“Veea” and, collectively, the “Parties”), entered into a Business Combination Agreement (as amended on June 13, 2024, the “Business Combination Agreement”). On September 11, 2024 the Parties entered into a second amendment to the Business Combination Agreement (the “Amendment”). The Amendment, among other things, (a) provides that the Business Combination Agreement will automatically terminate if the Closing has not occurred on or prior to September 16, 2024, and (b) contains a mutual release and waiver of potential claims arising under the BCA prior to the date of the Amendment.

The parties entered into a non-binding terms sheet pursuant to which Plum, Veea and Sponsor expect to further agree to provide for certain additional conditions to the Closing, including but not limited to the following: the assumption of certain deferred liabilities of Plum by the post-Closing Company in exchange for certain Sponsor Earnout Shares, indemnification of post-Closing Company for all other accrued liabilities of Plum not so deferred, equitization of certain promissory and other notes at a price of $5 per share and a waiver of the net tangible assets closing condition in the Business Combination Agreement. In addition, it is expected that as a condition to Closing the parties will raise at least $4.0 million in additional financing, comprised of at least $2.0 million that will be available to the combined company at or within ten business days of the Closing, and the remainder within 30 days after the Closing, and in connection with which the Sponsor shall transfer a total of 550,000 registered Sponsor Earnout Shares (including those given in exchange for the assumption of deferred liabilities) to the investors in such additional financing.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Amendment to Promissory Notes

As previously disclosed, the Company issued unsecured promissory notes to Mr. Michael Dinsdale, Ms. Ursula Burns, and Mr. Kanishka Roy on January 31, 2022, July 11, 2022, and March 16, 2023, respectively (the “Promissory Notes”), and issued an unsecured promissory note to Plum Partners, LLC on July 25, 2023 (the “Plum Partners Promissory Note”). On September 11, 2024 the Company entered into amendments to the Promissory Notes whereby, upon consummation of a business combination, the outstanding principal balance will be converted into Class A Common Stock of the post-closing entity in an amount of shares equal to the outstanding principal balance under such notes divided by $5 per share. On September 11, 2024 the Company entered into an amendment to the Plum Partners Promissory Note whereby, upon consummation of a business combination, the outstanding principal balance in excess of $250,000 will be converted into Class A Common Stock of the post-closing entity in an amount of shares equal to the outstanding principal balance under such notes divided by $5 per share.

The foregoing description of the amendments to each of the Promissory Notes and Plum Partners Promissory Note is not complete and is qualified in its entirety by reference to the text of such documents, which are filed as Exhibit 10.2, 10.3, 10.4, and 10.5 hereto and which are incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On September 11, 2024, the Board of Directors of the Company elected Helder Antunes to fill the previously disclosed vacancy on the Company’s board of directors to take effect upon the consummation of the Business Combination.

Mr. Antunes is an entrepreneur, technologist, and executive with over 30 years of experience in Silicon Valley and around the world. Currently he serves as CEO of Crowdkeep, an Internet of Things (IoT) company specializing in asset, people, and condition tracking across multiple industries. Mr. Antunes previously served as a Cisco executive for over 20 years, crucial in leading corporate innovation and in the development of many of Cisco’s many security products, such as IoS imbedded security, Cisco Virtual Office (CVO), and Dynamic Multipoint VPN, as well as leading projects like Cisco Connected Car, founding the OpenFog Consortium, and developing the reference architecture for all things IoT. A renowned expert in data security, Internet of Things (IoT), fog computing, and disruptive innovation, Mr. Antunes speaks at numerous conferences and symposiums around the world every year and has presented to the U.S. Congress, and the parliaments of countries like Norway and Portugal on the topics of technology and innovation.

Mr. Antunes has also served as an advisor to the Government of Portugal and the Regional Government of the Azores, counseling on the topics of stimulating high tech development, fostering investment environments, and promoting science & technology education.

Item 9.01 Financial Statements and Exhibits

(b) Pro forma financial information

The pro forma condensed combined financial information of the Company as of June 30, 2024, and for the year ended December 31, 2023 and six months ended June 30, 2024 is attached as Exhibit 99.1 to this Report and is incorporated by reference herein.

(d) Exhibits

Exhibit No.	Description
10.1	Amendment No. 2 to Business Combination Agreement, dated September 11, 2024, by and among Plum Acquisition Corp. I, Plum SPAC Merger Sub, Inc., and Veea Inc.
10.2	Amendment to Promissory Note, dated September 11, 2024, by and between Plum Acquisition Corp. I and Mr. Michael Dinsdale.
10.3	Amendment to Promissory Note, dated September 11, 2024, by and between Plum Acquisition Corp. I and Ms. Ursula Burns.
10.4	Amendment to Promissory Note, dated September 11, 2024, by and between Plum Acquisition Corp. I and Mr. Kanishka Roy.
10.5	Amendment to Promissory Note, dated September 11, 2024, by and between Plum Acquisition Corp. I and Plum Partners LLC.
99.1	Unaudited pro forma condensed combined financial information of the Company as of June 30, 2024, and for the year ended December 31, 2023 and six months ended June 30, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward Looking Statements

This current report on Form 8-K, including the information contained in Exhibits 99.1 hereto, contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the Company’s financial condition and results of operation after the completion of a potential business combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to risks and uncertainties that may cause Veea’s and the Company’s activities or results to differ significantly from those expressed in any forward-looking statement, including changes in domestic and foreign business, market, financial, political and legal conditions; the effect of any announcement of the termination of the Business Combination Agreement on the Company and Veea’s business relationships, operating results, current plans and operations; the amount of redemption requests made by the Company’s public equity holders; changes in applicable laws or regulations; and other risks and uncertainties described from time to time in filings by the Company with the SEC. If any of these risks materialize or the parties’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Veea or the Company presently know or that Veea and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 (and any amendments thereto) and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Veea and the Company assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Veea nor the Company gives any assurance that either Veea or the Company will achieve its expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLUM ACQUISITION CORP. I
Dated: September 11, 2024

	By:	/s/ Kanishka Roy
		Name:	Kanishka Roy
		Title:	Co-Chief Executive Officer and President

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